Exhibit 99.1

Voting Results of 2026 Extraordinary General Meeting of SAIHEAT Limited

On April 24, 2026, SAIHEAT Limited (the “Company”) held its extraordinary general meeting of shareholders virtually at http://www.virtualshareholdermeeting.com/SAIH2026SM, (the “EGM”). The notice of the EGM (the “Notice of EGM”) was duly given on April 6, 2026.

The board of directors (the “Board”) of the Company is pleased to announce that all the shareholder proposals submitted for shareholder approval (the “Proposals”) as set forth in the Notice of EGM have been duly adopted at the EGM.

At the close of business on March 26, 2026, the record date for the determination of shareholders entitled to vote at the EGM, there were 1,190,317 Class A ordinary shares of a par value of US$0.0015 each (the “Class A Ordinary Shares”) issued and outstanding, each entitled to one (1) vote on all matters subject to a vote of shareholders, and 642,043 Class B ordinary shares of a par value of US$0.0015 each (the “Class B Ordinary Shares”) issued and outstanding, each entitled to ten (10) votes on all matters subject to a vote of shareholders, consisting of all the voting securities of the Company.

Present, in person or by proxy, at the EGM were holders of an aggregate of 1,195,362 shares of the Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class, and, in aggregate, 6,973,749 votes, constituting a quorum.

The vote results in respect of the Proposals at the EGM are as follows:

Proposal No. 1. as a special resolution that:

i.	noting that: (A) at the extraordinary general meeting of the Company held on 26 February 2025, a reverse stock split of the Company’s ordinary shares at a ratio of 1-for-15 (the “Reverse Stock Split”) was approved and the fourth amended and restated memorandum and articles of association of the Company (the “Existing M&A”) were adopted to reflect the Reverse Stock Split; (B) the Reverse Stock Split was intended to consolidate all of the authorised shares in the share capital of the Company, including the class A ordinary shares, the convertible class B ordinary shares and the preference shares; and (C) due to typographical errors (the “Typographical Errors”), the resolutions in relation to the Reverse Stock Split were inadvertently misstated, and the Existing M&A were inadvertently misstated, such that, among others, (1) the number of preference shares in the share capital of the Company was incorrectly stated as zero, (2) the par value of the preference shares was not adjusted to reflect the Reverse Stock Split, (3) the date of adoption of the Existing M&A was incorrectly stated as 14 February 2025 in the Existing M&A, instead of 26 February 2025; and (4) following the Reverse Stock Split, the authorised share capital of the Company was misstated as US$35,000 divided into 22,024,624 class A ordinary shares of a par value of US$0.0015 each, 642,042 convertible class B ordinary shares of a par value of US$0.0015, and 0 preference shares of a par value of US$0.0001;

ii.	the Typographical Errors in the resolutions passed at the extraordinary general meeting of the Company held on 26 February 2025 and in the Existing M&A be and are hereby corrected, and it is hereby confirmed that: (i) the Reverse Stock Split was intended to, and shall be deemed to have, consolidated all of the authorised shares in the share capital of the Company (including the class A ordinary shares, the convertible class B ordinary shares and the preference shares) at a ratio of 1-for-15, with a corresponding adjustment of the par value of each such share consolidated from US$0.0001 to US$0.0015; (ii) following the Reverse Stock Split, the authorised share capital of the Company is US$35,000 divided into 22,024,624 class A ordinary shares of a par value of US$0.0015 each, 642,043 convertible class B ordinary shares of a par value of US$0.0015 each, and 666,666 preference shares of a par value of US$0.0015 each (the “Correct Share Capital”); and (iii) the date of adoption of the Existing M&A is 26 February 2025; and

iii.	the board of directors of the Company (the “Board”) be authorised to do all other acts and things as the Board considers necessary or desirable in connection with the correction of the Typographical Errors and the Correct Share Capital.

FOR	AGAINST	ABSTAIN
6,967,919	5,812	18

Proposal No. 2. as a special resolution that:

i.	certain corrections be and are hereby made to the Existing M&A to reflect the Correct Share Capital, correct the Typographical Errors and correct the date of adoption to 26 February 2025, in the form set out in the corrected version of the Existing M&A attached hereto as Appendix 1 (the “Corrected M&A”), and the Existing M&A as so corrected shall continue in full force and effect;

ii.	the Board be authorised to do all other acts and things as the Board considers necessary or desirable in connection with the foregoing resolutions, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands; and

iii.	the Board be authorised to make such amendments, modifications or adjustments to the Corrected M&A as the Board may in its sole discretion consider necessary or desirable in order to satisfy any requirements of, or address any comments raised by, the Registrar of Companies in the Cayman Islands in connection with the filing of the Corrected M&A, including without limitation any amendments, modifications or adjustments to the authorised share capital provisions set out therein, provided that any such amendments, modifications or adjustments shall be consistent with the intent of the foregoing resolutions.

FOR	AGAINST	ABSTAIN
6,421,454	1,068	47

Proposal No. 3. as a special resolution that:

i.	the Corrected M&A be amended and restated by their deletion in their entirety and the substitution in their place with the fifth amended and restated memorandum and articles of association of the Company in the form attached hereto as Appendix 2 (the “Amended M&A”), with immediate effect;

ii.	the Board be authorised to do all other acts and things as the Board considers necessary or desirable in connection with the foregoing resolutions, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands; and

iii.	the Board be authorised to make such amendments, modifications or adjustments to the Amended M&A as the Board may in its sole discretion consider necessary or desirable in order to satisfy any requirements of, or address any comments raised by, the Registrar of Companies in the Cayman Islands in connection with the filing of the Amended M&A, including without limitation any amendments, modifications or adjustments to the authorised share capital provisions set out therein, provided that any such amendments, modifications or adjustments shall be consistent with the intent of the foregoing resolutions.

FOR	AGAINST	ABSTAIN
6,421,454	1,068	47

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